May 13, 2008

John C. Canouse
JPC Capital Partners, Inc.
3440 Preston Ridge Road
Suite 600
Alpharetta, GA 30005

Re: JPC Capital Partners, Inc.
Preliminary Information Statement on Schedule 14C
0-51898
Filed on April 25, 2008

Dear Mr. Canouse:

This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comment:

1.   We note that you are seeking to increase the number of authorized common shares and change the name of the company to "Detroit International Auto Salon Corp.," both in connection with the requirements of the Exchange Agreement. In light of the fact that these actions involve an acquisition, please revise your information statement to include the disclosure required by Item 14 of Schedule 14A or tell us why the disclosure is not required. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3233.

Sincerely,

Tom Kluck
Branch Chief

Cc: Grady Thrasher, Esq. (via facsimile)